SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

The Endowment Institutional Fund, L.P.

(Name of Issuer)

The Endowment Institutional Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4001	With a copy to: George J. Zornada K & L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(November 13, 2012)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of The Endowment Institutional Fund, L.P. (the “Fund”) relating to an offer to purchase (the “Offer”) up to $4,000,000 of limited partner interests (“Interests”) in the Fund or portions thereof pursuant to tenders by partners of the Fund at their estimated net asset value as of September 30, 2012 and originally filed with the Securities and Exchange Commission on July 24, 2012, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Central time, on August 21, 2012 (the “Expiration Date”). Pursuant to the Offer, $4,669,782.66 of Interests were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2012

The Endowment Institutional Fund, L.P.

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Co-Principal Executive Officer